UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 29, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), hereby informs its shareholders and the market in general that was approved by its Board of Directors in a meeting held on January 29, 2018, and executed by the Company on the same date, the hiring of logistic operations services for the handling of pulp, with a take-or-pay condition, to be rendered by Embraport — Empresa Brasileira de Terminais Portuários S.A., which has adopted the brand DP World Santos in its private use terminal (TUP) located at the left bank of the Santos Estuary, São Paulo State, where it will be constructed a logistic port installation dedicated to the warehousing, handling and shipping of pulp. The Company will make an estimated investment of R$ 700 million, expecting R$ 215 million on 2018, R$ 375 million on 2019 and the remaining R$ 110 million on 2020. DP World Santos is wholly owned by global trade enabler DP World, one of the largest container port operators in the world and recognized in the industry for its efficiency.

The port operation will start with the conclusion of the new warehouse and other harbor-logistic structures, expected to take place up to the end of 2020. It is assured to the Company and its subsidiaries the port services by the DP World Santos up to 2039, which could be extended up to 2042, subject that the port authorization renew is obtained by DP World Santos.

This operation represents a relevant progress of Fibria in its long-term strategy in logistic, which, together with the current structure of pulp outflow used by the Company in the left bank, pursuehigher efficiency on the exportations via Santos. Once more, the Company achieves a innovation milestone, as it is the first pulp and paper company in Brazil to facilitate a logistic operation in breakbulk ships at the attractive left bank of Santos.

Fibria underlines, accordingly, by means of the release of the information in this Notice to the Market, its commitment to transparency with its shareholders and investors.

São Paulo, January 29, de 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

3